Exhibit 22.1

CrowdStrike Holdings, Inc (“Company”) will be the issuer of debt securities under the indenture to be entered into among Company and the subsidiary guarantor listed below.

Issuer	Subsidiary Guarantor

CrowdStrike Holdings, Inc.	CrowdStrike, Inc.